                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 1999

                       PEACE ARCH ENTERTAINMENT GROUP INC.
------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)


                      AMERICAN STOCK EXCHANGE - SYMBOL PAE
                  TORONTO STOCK EXCHANGE - SYMBOL PAE.A, PAE.B


                                  ANNUAL REPORT

                               FOR THE YEARS ENDED
                         AUGUST 31, 1997, 1998 AND 1999

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                           CONSOLIDATED BALANCE SHEETS
                         AS AT AUGUST 31, 1998 AND 1999

(Expressed in thousands of Canadian dollars)
============================================================================================================================
                                                                                                  1998                1999
----------------------------------------------------------------------------------------------------------------------------

ASSETS
Cash and cash equivalents                                                                   $    1,876           $   4,455
Accounts receivable (note 3)                                                                    10,235              19,901
Productions in progress                                                                         11,906               3,446
Prepaid expenses and deposits                                                                      367                 292
Investment in television programming (note 4)                                                    5,632              10,227
Property and equipment (note 5)                                                                  9,498               7,079
Deferred costs                                                                                     129                 278
Goodwill and trademarks (note 6)                                                                 2,544               3,185
----------------------------------------------------------------------------------------------------------------------------

                                                                                            $   42,187           $  48,863
============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness (note 7)                                                                  $    2,649           $   6,932
Accounts payable and accrued liabilities                                                         3,317               6,674
Loans due to directors and shareholders (note 8)                                                   400                   -
Deferred revenue                                                                                10,770               3,980
Deferred gain (note 13(b))                                                                           -                 514
Future income taxes (note 15)                                                                        -                 797
Debt (note 9)                                                                                    7,318               4,240
----------------------------------------------------------------------------------------------------------------------------
                                                                                                24,454              23,137
----------------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
  Share capital (note 11)                                                                       26,178              32,182
  Authorized:
    100,000,000 Class A Multiple Voting Shares
      Issued - 1,517,965 (August 31, 1998 - 1,512,965)
    100,000,000 Class B Subordinate Voting Shares
      Issued - 2,267,978 (August 31, 1998 - 1,512,978)
    25,000,000 Preference Shares, issuable in series;
      Issued - nil
  Other paid-up capital                                                                              -                 136
  Deficit                                                                                       (8,445)             (6,592)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                17,733              25,726
----------------------------------------------------------------------------------------------------------------------------

                                                                                            $   42,187           $  48,863
============================================================================================================================

Commitments and contingencies (notes 10 and 21)

 /s/ TIMOTHY GAMBLE                        /s/ W.D. CAMERON WHITE
-----------------------------------       -----------------------------------
 Timothy Gamble                            W.D. Cameron White
 President and Director                    Chief Executive Officer and Director


              The accompanying notes are an integral part of the
                    consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED AUGUST 31, 1997, 1998 AND 1999

(Expressed in thousands of Canadian dollars except per share information)
============================================================================================================================
                                                                                   1997             1998            1999
----------------------------------------------------------------------------------------------------------------------------
Revenue                                                                      $  23,584          $ 32,457          $  51,547

Expenses:
  Amortization of television programming                                        14,796            23,659             40,296
  Other costs of production and sales                                            4,261             3,577              2,905
  Depreciation and amortization                                                    273               389                484
  Selling, general and administrative                                            2,453             2,201              3,049
  Interest (note 12)                                                               367               576              1,188
----------------------------------------------------------------------------------------------------------------------------
                                                                                22,150            30,402             47,922
----------------------------------------------------------------------------------------------------------------------------

Earnings from operations before undernoted                                       1,434             2,055              3,625

  Gain (loss) on sale of assets (note 13)                                         (333)                -                360
  Provision against Limited Partnership interests (note 14)                     (2,313)                -                  -
----------------------------------------------------------------------------------------------------------------------------
                                                                                (2,646)                -                360
----------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                                             (1,212)            2,055              3,985
Income taxes (note 15)                                                               -               297              2,132
----------------------------------------------------------------------------------------------------------------------------

Net earnings (loss)                                                          $  (1,212)         $  1,758          $   1,853
============================================================================================================================

Basic net earnings (loss) per common share (note 16)                         $   (0.65)         $   0.68          $    0.60
============================================================================================================================

Fully diluted earnings (loss) per common share (note 16)                     $   (0.65)         $   0.63          $    0.58
============================================================================================================================

              The accompanying notes are an integral part of the
                    consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                       CONSOLIDATED STATEMENTS OF DEFICIT
For the Years Ended August 31, 1997, 1998 and 1999

(Expressed in thousands of Canadian dollars)
============================================================================================================================
                                                                                   1997              1998              1999
----------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                    $  (8,991)        $ (10,203)        $  (8,445)

Net earnings (loss) for the year                                                 (1,212)            1,758             1,853
----------------------------------------------------------------------------------------------------------------------------

Balance, end of year                                                          $ (10,203)        $  (8,445)        $  (6,592)
============================================================================================================================

              The accompanying notes are an integral part of the
                    consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED AUGUST 31, 1997, 1998 AND 1999

(Expressed in thousands of Canadian dollars)

============================================================================================================================
                                                                                  1997              1998             1999
----------------------------------------------------------------------------------------------------------------------------
Operating activities:
    Net earnings (loss)                                                        $ (1,212)        $   1,758         $   1,853
    Items not involving cash:
       Depreciation and amortization                                             15,245            24,513            40,119
       Interest on debt discount                                                      -                 -                96
       Future income taxes                                                            -                 -             1,816
       Loss (Gain) on sale of assets                                                333                 -              (361)
       Provision against Limited Partnership interest                             2,313
       Other                                                                         20                19                 7
    Changes in non-cash working capital (note 17)                                (3,257)           (4,817)           (3,759)
----------------------------------------------------------------------------------------------------------------------------
                                                                                 13,442            21,473            39,771
----------------------------------------------------------------------------------------------------------------------------

Investing activities:
    Investment in television programming                                        (16,567)          (27,698)          (44,231)
    Increase in deferred costs                                                     (208)                -              (243)
    Increase in goodwill and trademarks                                               -                 -               (12)
    Property and equipment acquired                                                (709)             (633)             (270)
    Proceeds on sale of assets, net (note 13)                                       545                 -               626
----------------------------------------------------------------------------------------------------------------------------
                                                                                (16,939)          (28,331)          (44,130)
----------------------------------------------------------------------------------------------------------------------------

Financing activities:
    Issue of common shares, net                                                   5,755             4,875             4,177
    Increase (repayments) in loans due to directors and shareholders               (221)              378              (386)
    Increase in bank indebtedness                                                   454             1,704             4,282
    Increase in debt                                                                 17             1,737             1,200
    Repayment of debt                                                              (887)           (1,704)           (2,335)
----------------------------------------------------------------------------------------------------------------------------
                                                                                  5,118             6,990             6,938
----------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                  1,621               132             2,579
Cash and cash equivalents, beginning of year                                        123             1,744             1,876
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                         $  1,744         $   1,876         $   4,455
----------------------------------------------------------------------------------------------------------------------------


Supplementary information:
    Interest paid (net of amounts capitalized)                                 $    338          $    543         $   1,142
    Income taxes paid                                                                 -                 -                12
    Non-cash transactions:

       Property acquired through increase in long-term debt                           -             4,100                 -
       Property sold through decrease in long-term debt and increase
       in accounts receivable (note 13(b))                                            -                 -             2,467

    Value assigned to common shares issued:
       On acquisition of product revenue interests                                2,300                 -                 -
       For acquisition of Peace Arch Productions Inc. (note 6)                      260             1,980               803

                 The accompanying notes are an integral part
                   of the consolidated financial statements

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                  (FORMERLY VIDATRON ENTERTAINMENT GROUP INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Dollar amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

1.     OPERATIONS

       Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc. (formerly Vidatron Entertainment Group Inc.), together with its subsidiaries, (collectively, the "Company") is a fully integrated television production company that produces and distributes film, television, video and interactive programming for world-wide markets.

2.     SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF PRESENTATION

              The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Canada and, except as explained and quantified in note 22, comply, in all material respects, with generally accepted accounting principles in the United States. In particular, the Company's accounting policies are in accordance with industry guidance in the United States as set out in Statement of Financial Accounting Standards No.53, "Financial Reporting by Producers and Distributors of Motion Picture Films" ("SFAS 53").

              These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated. In accordance with the provisions of SFAS 53, the Company has elected to present an unclassified balance sheet.

       (b)    REVENUE RECOGNITION

             (i) Revenues from television programming are recognized when the license period has commenced, the program has been delivered and other conditions as specified in the agreements have been met.

             (ii) Revenues from production services for third parties are recognized when the production is completed and delivered. All associated production costs are deferred and charged against earnings when the film is delivered and the revenue recognized.

             (iii) Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

       (c)    CASH EQUIVALENTS

              Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when acquired.

       (d)    PRODUCTIONS IN PROGRESS

              Productions in progress represent the costs of incomplete programs and are carried at the lower of cost and estimated net realizable value.

       (e)    INVESTMENT IN TELEVISION PROGRAMMING

              Investment in television programming represents the unamortized cost of completed proprietary television programs (net of related tax credits received or receivable) which have been produced by the Company or to which the Company has acquired distribution rights.

              The Company records amortization based on the ratio that current revenues bear to expected total gross revenues for a program. Investment in television programming is recorded at the lower of unamortized cost and net realizable value, determined on an individual program basis.

       (f)    PROPERTY AND EQUIPMENT

              Property and equipment are stated at cost and depreciated on the following basis:


              Buildings.........................................................5% declining balance
              Computers, furniture and equipment................................20% declining balance
              Production equipment..............................................20% declining balance
              Other.............................................................2-5 year straight line

       (g)    DEFERRED COSTS

              Deferred costs represent financing costs, which are recognized over the term of the related financing, and development costs incurred on projects prior to production. Upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off when it is determined that they will not be recovered.

       (h)    GOODWILL

              Goodwill is recorded at cost and is amortized on a straight line basis over 20 years. Management performs annual assessments to determine whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. When the future cash flows are less than the carrying value, the excess is charged against income.

       (i)    INCOME TAXES

              Effective September 1, 1998 the Company adopted Section 3465 of the CICA Handbook, which requires a change from the deferred method of accounting for income taxes to the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

              As there was no material cumulative effect of this change in accounting for income taxes, no adjustment to previously reported balances for the years ended August 31, 1997 and 1998 is required.

       (j)    FOREIGN CURRENCY TRANSLATION

              The Company's functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the end of the period. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities, which are deferred and amortized over the life of the asset or liability. For each year presented, the Company has no long-term monetary assets or liabilities denominated in a foreign currency.

       (k)    USE OF ESTIMATES

              The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates. Investment in television programming, productions in progress and goodwill are asset accounts that require significant use of management estimates to determine recoverability.

       (l)    COMPARATIVE FIGURES

              Certain comparative figures have been restated to conform to the basis of presentation adopted for the current year.

3.   ACCOUNTS RECEIVABLE

        ======================================================================================================================
                                                                                                     1998              1999
        ----------------------------------------------------------------------------------------------------------------------
        Trade receivables                                                                         $   2,505         $   4,360
        Tax credits receivable                                                                        7,730            14,724
        Short-term note (note 13(b))                                                                      -               817
        ----------------------------------------------------------------------------------------------------------------------
                                                                                                  $  10,235         $  19,901
        ----------------------------------------------------------------------------------------------------------------------

       Tax credits receivable are federal and provincial refundable tax credits related to specific film productions in Canada. The credits are recorded as a reduction to the related investment in television programming in the period in which the related production is completed and then amortized in accordance with note 2(e). During the year, tax credits aggregating $10,830,223 were recorded (August 31, 1998 - $5,723,000).

4.     INVESTMENT IN TELEVISION PROGRAMMING

        ======================================================================================================================
                                                                                                     1998              1999
        ----------------------------------------------------------------------------------------------------------------------
        Cost                                                                                     $  44,728          $  88,716
        Accumulated amortization                                                                   (39,096)           (78,489)
        ----------------------------------------------------------------------------------------------------------------------
        Net book value                                                                           $   5,632          $  10,227
        ----------------------------------------------------------------------------------------------------------------------

5.     PROPERTY AND EQUIPMENT

        ======================================================================================================================
                                                                          1998                              1999
        ----------------------------------------------------------------------------------------------------------------------
                                                                                   ACCUMULATED                     ACCUMULATED
                                                                      COST        DEPRECIATION        COST        DEPRECIATION

        ----------------------------------------------------------------------------------------------------------------------
        Land                                                      $   6,594       $       -        $   5,203        $      -
        Buildings                                                     2,432             314            1,532              409
        Computers, furniture and equipment                              372             219              443              273
        Production equipment                                          1,034             421            1,101              527
        Other                                                            77              57               23               14
        ----------------------------------------------------------------------------------------------------------------------
                                                                     10,509           1,011            8,302            1,223
        ----------------------------------------------------------------------------------------------------------------------

        Net book value                                                            $   9,498                         $   7,079
        ----------------------------------------------------------------------------------------------------------------------

6.   GOODWILL AND TRADEMARKS

     Effective September 1, 1996, the Company acquired 100% of the shares of Peace Arch Productions Inc. (formerly Sugar Entertainment Ltd.), for consideration of 22,500 common shares at a deemed price of $10.00 per common share and contingent consideration of 350,000 cancelable performance shares at a deemed price of $0.10 per common share. The shares were comprised 50% of Class A shares and 50% of Class B shares. The performance shares were releasable from escrow at a rate of one share for every $10.00 of cash flow generated by Peace Arch Productions Inc. Goodwill recorded at the time of acquisition was $318,232.

     The Company records additional goodwill at the time the performance shares are releasable from escrow. During the year ended August 31, 1998, 200,000 of the performance shares were released from escrow, resulting in an increase in purchase goodwill and share capital of $1,980,000. During the year ended August 31, 1999, the remaining 150,000 performance shares were earned and additional purchase goodwill and share capital in the amount of $802,500 was recorded. On September 28, 1999, the remaining shares were released from escrow.

     As at August 31, 1999, accumulated amortization of goodwill amounted to $224,020 (August 31, 1998 - $104,258).

7.   BANK INDEBTEDNESS

     Bank indebtedness is drawn under a credit facility of up to $14 million for production financing and is comprised of demand loans bearing interest at prime plus 1% per annum for 1999 (1.5% for 1998) with monthly payments of interest only withdrawn from reserves held by the bank. As at August 31, 1999, the prime rate was 6.25% (August 31, 1998 - 7.50%). The loans are secured by the refundable tax credits and distribution rights of the film properties to which the loans relate and a general security agreement.

8.   LOANS DUE TO DIRECTORS AND SHAREHOLDERS

     Loans due to directors and shareholders bearing interest at 12% per annum, were unsecured and had no specific terms of repayment.

9.   DEBT

        ======================================================================================================================
                                                                                                          1998           1999
        ----------------------------------------------------------------------------------------------------------------------
        Mortgage  due May 1, 2001  bearing  interest  at 7.2% per annum  with  aggregate monthly  payments of principal and interest of $9,  secured by a first  mortgage
        on property                                                                                   $   950         $   927

        Mortgage due February 1, 2000 bearing interest at 8% per annum with aggregate monthly payments of principal and interest of $19, secured by a first mortgage and a general security agreement on all assets located in or on the property
        (note 13(b))                                                                                    1,970               -

        Mortgage due March 1, 2001 bearing interest at 6.95% per annum with aggregate monthly payments of principal and interest of $25, secured by a first mortgage
        on property                                                                                     2,755           2,641

        Loans to purchase equipment, bearing interest at an average annual rate of the
        bank rate plus 2.0% secured by the equipment acquired                                             275              90

        Loans due $300 on March 1, 1999 and $500 on April 15, 1999 bearing interest at
        12% per annum, with monthly payments of interest only, secured by a charge on
        property                                                                                          800               -

        Convertible debentures bearing interest at 12% per annum, payable quarterly and secured by a charge on the assets of the Company and due March 25, 1999.  The principal amount is convertible into shares of the Company at a deemed price of
        $19 per share on or before March 31, 1999                                                         500               -

        Debentures having a face value of $600 (recorded net of deemed debt discount of
        $40) bearing interest at 10% per annum, payable quarterly, secured by a charge
        on the assets of the Company, and due October 21, 2000                                              -             560

        Other                                                                                              68              22
        ----------------------------------------------------------------------------------------------------------------------

                                                                                                      $ 7,318         $ 4,240
        ======================================================================================================================

         Included with the issuance of the debentures in the amount of $1,200,000, $600,000 of which remain outstanding, were warrants to purchase 50,000 Class A and 50,000 Class B shares at an exercise price of $6.25 per share (note 11(d)). A value of $68,000 has been attributed to the warrants issued and recorded as debt discount and other paid-in capital. This debt discount is being amortized against income as interest expense over the term of the debentures, and has a current unamortized value of approximately $40,000.

         Principal due in each of the next five fiscal years ending August 31 is approximately as follows:

                 2000                                                           $   238
                 2001                                                             1,609
                 2002                                                             2,393
                 2003                                                               nil
                 2004                                                               nil

10.  COMMITMENTS AND CONTINGENCIES

     Pursuant to the sale of real estate (note 13(b)), the purchaser assumed debt in the amount of $1,897,705 that is secured by a charge on the property by indemnifying the Company against all liability to make future payments of principal and interest under the terms of the debt. This debt becomes due on February 1, 2000. In the event that the purchaser fails to retire the debt by the due date, the Company may be required to refinance or retire the debt.

     Also pursuant to the sale of real estate, the Company entered into a lease agreement under which it is obligated, at minimum, to make annual payments of $322,123 for 1999 and $241,593 for 2000.

11.  SHARE CAPITAL

     (a)  ISSUED

         Effective July 20, 1999, every five common shares were consolidated and reclassified into one Class A Multiple Voting share and one Class B Subordinate Voting share. Class A shares are entitled to ten votes per share and Class B shares are entitled to one vote per share. Each Class A share is convertible at any time into one Class B share at the option of the holder. The information in these consolidated financial statements have been restated to reflect the share consolidation and reclassification.

        ======================================================================================================================
                                                              CLASS A                       CLASS B
                                                      NUMBER OF                    NUMBER OF                       TOTAL
                                                       SHARES         AMOUNT         SHARES         AMOUNT         AMOUNT
        ---------------------------------------------------------------------------------------------------------------------
        Balance, August 31, 1996                        687,972        $  5,504      687,982        $  5,505      $ 11,009

        Change during the year:
        Issued for cash                                  22,818             210       22,819             210           420
        Issued for cash, pursuant to private
        placement                                       267,000           3,003      267,000           3,004         6,007
        Issued on acquisition of Peace Arch
        Productions Inc. (note 6)                       186,250             130      186,250             130           260
        Issued on acquisition of product revenue
        interest (note 14)                               87,608           1,150       87,609           1,150         2,300
        Less share issue costs                                -            (336)           -            (337)         (673)
        ---------------------------------------------------------------------------------------------------------------------
        Balance, August 31, 1997                      1,251,648           9,661    1,251,660           9,662        19,323

        Change during the year:
        Issued for cash                                 268,817           2,513      268,818           2,514         5,027
        Performance shares returned to treasury          (7,500)              -       (7,500)              -             -
        Performance  shares  released  from  escrow
        (note 6)                                              -             990            -             990         1,980
        Less share issue costs                                -             (76)           -             (76)         (152)
        ---------------------------------------------------------------------------------------------------------------------

        Balance, August 31, 1998                      1,512,965          13,088    1,512,978          13,090        26,178

        Change during the year:
        Tax recovery, prior year share issue costs            -             168            -             168           336
        Performance  shares  released  from  escrow
        (note 6)                                              -             390            -             413           803
        Issued for cash                                   5,000              37        5,000              37            74
        Issued   for  cash,   pursuant   to  public
        offering                                              -               -      750,000           5,601         5,601
        Less share issue costs, net of tax benefit            -              (1)           -            (809)         (810)
        ---------------------------------------------------------------------------------------------------------------------

        Balance, August 31, 1999                      1,517,965       $  13,682    2,267,978        $ 18,500      $ 32,182
        =====================================================================================================================

         Shares issued for non-cash consideration have been valued at their estimated fair value at the date of issuance.

     (b)  OPTIONS

         For each of the periods presented, the following stock options were outstanding. Of the number of shares shown in the following table, 1/2 are Class A shares and 1/2 are Class B shares.

               ===============================================================================================================
                     1997             1998              1999
                   NUMBER OF        NUMBER OF         NUMBER OF         EXERCISE
                    SHARES            SHARES            SHARES            PRICE             EXPIRY DATE
               ---------------------------------------------------------------------------------------------------------------
                         300                                             $  15.50         March 30, 1998
                       4,400                                                 5.20         June 12, 2000
                         800                                                 6.20         July 10, 2000
                       6,275            1,350               750             11.20         January 24, 2001
                      47,500           47,000            47,000             14.00         March 29, 2001
                       3,500            1,000             1,000             19.40         May 9, 2001
                      63,500           49,500            47,950             13.50         October 15, 2001
                      52,400           39,600            35,000             13.00         June 2, 2002
                       6,000            6,000                 -             10.25         August 26, 2002
                           -          158,200           130,000              9.50         March 23, 2003
                           -                -            14,000              7.50         November 19, 2003
                           -                -             1,000             11.25         February 1, 2004
                           -                -            40,000              9.50         February 16, 2004
               ---------------------------------------------------------------------------------------------------------------
                     184,675          302,650           316,700
               ---------------------------------------------------------------------------------------------------------------

               ===============================================================================================================
                                                                                  1997              1998               1999
               ---------------------------------------------------------------------------------------------------------------
               Balance, beginning of year                                        83,125            184,675            302,650
               Granted                                                          127,900            152,200             65,000
               Exercised                                                        (26,350)              (825)           (11,000)
               Expired or cancelled                                                   -            (33,400)           (39,950)
               ---------------------------------------------------------------------------------------------------------------
               Balance, end of year                                             184,675            302,650            316,700
               ===============================================================================================================

         Stock options are granted having exercise prices based on market prices at the date of grant and vest over a period that does not exceed two and one-half years.

    (c)  UNDERWRITER'S OPTION AND WARRANTS

         During the year, 750,000 Class B shares were issued by way of public offering. In connection with this offering, the Company granted the underwriter an option to purchase up to 112,500 Class B shares at $US
         4.61 for the sole purpose of covering over-allotments, exercisable for a period of 45 days after July 28, 1999. Subsequent to August 31, 1999, this option expired.

         Also, in connection with the public offering in 1999, the Company granted as compensation a warrant to purchase up to 75,000 Class B shares at an exercise price of $US 6.75 per share. The warrant is exercisable for a period of four years beginning one year after August 3, 1999, and may not be transferred, assigned or hypothecated for a period of one year, except to officers of the underwriter and any successors to the underwriter.

    (d)  SHARE PURCHASE WARRANTS

         For each of the periods presented, warrants were outstanding to acquire common shares as indicated in the table. Of the number of shares shown in the following table, 1/2 are Class A shares and 1/2 are Class B shares:


              ================================================================================================================
                      1997               1998            1999         EXERCISE PRICE
                                   NUMBER OF SHARES                     PER SHARE               EXPIRY DATE
              ----------------------------------------------------------------------------------------------------------------
                     267,000           267,000                -           $ 6.25               March 31, 1999
                           -                 -          100,000             6.25               October 21, 2000
              ----------------------------------------------------------------------------------------------------------------
                     267,000           267,000          100,000
              ----------------------------------------------------------------------------------------------------------------

    (e) DIVIDENDS

         Covenants attached to the debentures limit the Company's ability to pay dividends without the approval of the lenders.

12.  INTEREST EXPENSE


        ======================================================================================================================
                                                                                           YEARS ENDED AUGUST 31,
                                                                                   1997             1998            1999
        ----------------------------------------------------------------------------------------------------------------------
        Interest expense:
                Long-term debt                                                   $   337          $   447          $   727
                Other                                                                 30              129              461
        Interest capitalized                                                           -               32              240
        ----------------------------------------------------------------------------------------------------------------------

13.  SALE OF ASSETS

     (a) During the year ended August 31, 1997, the Company sold the material assets of its educational video and software distribution subsidiary, Image Media Ltd. and its wholly-owned subsidiary 802117 Ontario Ltd. (D.B.A. Pilot Software Ltd.) for proceeds of $575,000. For the year ended August 31, 1997 to the date of sale, the subsidiaries reported combined revenue of $3,064,340, gross profit of $1,165,339 and a loss from operations of $158,617.

     (b) Effective August 31, 1999 the Company sold one of its three properties for gross proceeds of $3,265,000. As consideration, the Company received cash in the amount of $550,000 and a note in the amount of $817,295 bearing interest at 12% per annum, payable monthly with principal due on February 28, 2000. The interest rate will increase to 18% in the event that the note remains unpaid after the due date. In addition, the purchaser assumed the Company's mortgage in the amount of $1,897,705, which comes due on February 1, 2000. The Company continues to occupy the property through a lease arrangement, with an option to terminate after two years. The gain on the sale in excess of the present value of the minimum lease payments, being $284,528, has been realized in 1999. The remaining amount of $513,493 is deferred and amortized over the lease term (note 10).

14.  LIMITED PARTNERSHIP PRODUCT REVENUE INTEREST

     On March 6, 1996, the Company entered into a joint venture marketing agreement with New Media Marketing II Limited Partnership whereby the Partnership would provide marketing services in exchange for an entitlement to future revenue of the Company above a base level until December 31, 2006. The Company purchased the Partnership's revenue interest by issuing 175,217 common shares of the Company at the fair value of $13.13 per common share. In the year ended August 31, 1997, the costs of the Limited Partnership interest was written off resulting in a charge to earnings of $2,312,722.

15.  INCOME TAXES

     The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:


        ======================================================================================================================
                                                                                             YEARS ENDED AUGUST 31,
                                                                                    1997              1998            1999
        ----------------------------------------------------------------------------------------------------------------------
        Corporate statutory income tax rate                                          45.6%             45.6%            45.6%
        Add (deduct) the effect of:
            Utilization of previously unrecognized tax losses                       (48.6)            (35.1)            (5.0)
            Expenses not deductible for income tax purposes                           3.0               3.9             12.9
        ----------------------------------------------------------------------------------------------------------------------
        Effective tax rate                                                            -                14.4%            53.5%
        ----------------------------------------------------------------------------------------------------------------------

     The temporary differences which give rise to future tax assets and liabilities at August 31 consist of the following:

        ======================================================================================================================
                                                                                                1998               1999
        ---------------------------------------------------------------------------------------------------------------------
        FUTURE INCOME TAX ASSETS:

        Property and equipment                                                                $     -            $   278
        Share issue costs                                                                           -                704
        Investment in television programming                                                      681                  -
        Other                                                                                       -                229
        Losses available for future periods                                                     1,039                580
        ---------------------------------------------------------------------------------------------------------------------
        Gross deferred tax assets                                                               1,720              1,791
        Valuation allowance                                                                      (184)                 -
        ---------------------------------------------------------------------------------------------------------------------
        Net future income tax assets                                                            1,536              1,791

        FUTURE INCOME TAX LIABILITIES:

        Property and equipment                                                                    (82)               -
        Investment in television programming                                                   (1,454)           (2,539)
        Other                                                                                       -               (49)
        ---------------------------------------------------------------------------------------------------------------------
                                                                                              $     -            $ (797)
        ---------------------------------------------------------------------------------------------------------------------

      At August 31, 1999, the Company has operating losses for income tax purposes of approximately $1,260,000, the benefit of which has been recognized as a reduction of the Company's future income tax liability. The losses expire as follows:

        2000                                                                                      $     54
        2001                                                                                           106
        2002                                                                                           338
        2003                                                                                           190
        2004                                                                                            71
        2005                                                                                           364
        2006                                                                                           137
        ---------------------------------------------------------------------------------------------------------------------
                                                                                                  $  1,260
        ---------------------------------------------------------------------------------------------------------------------

16.  NET EARNINGS (LOSS) PER COMMON SHARE

     Net earnings (loss) per common share has been calculated by dividing into earnings (loss) the weighted average number of common shares outstanding, including issued shares held in escrow, after giving retroactive effect to the share consolidation in 1997 and share consolidation and reclassification on July 20, 1999 (note 11(a)). For the year ended August 31, 1997, fully diluted earnings per share were equal to basic earnings
     (loss) per share as the effect of stock options and warrants was anti-dilutive. The weighted average number of shares outstanding for each of the periods presented is as follows:

        ======================================================================================================================

         YEARS ENDED AUGUST 31                                                                  BASIC          FULLY DILUTED
         ---------------------------------------------------------------------------------------------------------------------
                  1997                                                                        1,860,616          1,860,616
                  1998                                                                        2,602,742          3,124,007
                  1999                                                                        3,083,121          3,473,357
         ---------------------------------------------------------------------------------------------------------------------

17.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL

        ======================================================================================================================
                                                                                           YEARS ENDED AUGUST 31,
                                                                                     1997             1998            1999
        ----------------------------------------------------------------------------------------------------------------------
        Accounts receivable                                                         $ (3,525)       $ (5,436)        $ (8,848)
        Productions in progress                                                         (667)         (8,044)           8,460
        Prepaid expenses and deposits                                                    (12)           (186)              75
        Accounts payable and accrued liabilities                                        (120)          2,309            3,343
        Deferred revenue                                                               1,067           6,540           (6,789)
        ----------------------------------------------------------------------------------------------------------------------
                                                                                    $ (3,257)       $ (4,817)        $ (3,759)
        ----------------------------------------------------------------------------------------------------------------------

18.  FINANCIAL INSTRUMENTS

     (a)  FAIR VALUES

     As at August 31, 1999 and 1998, the Company's financial instruments included cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and amounts due to directors and shareholders. As at these dates, the carrying value of these financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits and short-term notes included in accounts receivable, which are receivable over a period of up to two years. As at August 31, 1999, the fair value of tax credits receivable is estimated to be $14,080,764 (August 31, 1998 - $7,300,000).

     Also included as a financial instrument is long-term debt consisting of mortgages, demand loans and convertible debentures. The fair value of long-term debt has been estimated to approximate carrying value based upon discounting future cash flows at the rate currently offered for debt that is estimated by management to be of similar maturity and credit quality.

     (b)  CONCENTRATION OF CREDIT RISK

     Although all of its revenue is generated from production in Canada, the Company derived over 85% (1998 - 82%) of its revenues from export sales to the U.S. and Europe. In the year ended August 31, 1999, one customer represented 36%, two customers represented 14% each and a third customer represented 19% of total revenues. In the year ended August 31, 1998, one of these customers represented 32%, two customers represented approximately 20% each and a fourth customer represented 11% of total revenues. In the year ended August 31, 1997, one of these customers represented 37%, a second represented 22% and a third customer represented 13% of total revenues.

     On August 31, 1999, approximately 74% (1998 - 76%) of accounts receivable was comprised of refundable federal and provincial tax credits. These credits are subject to audit by the appropriate regulatory authorities.

     (c)  CURRENCY RISK

     During the year ended August 31, 1999 the Company derived approximately 74% (1998 - 82%) of its revenues in U.S. funds. The Company estimates its obligations payable in $US funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received. The Company did not use derivative instruments to reduce its exposure to foreign currency risk.

     (d)  INTEREST RATE RISK

     The Company's exposure to interest rate risk is limited to the cash flow risk associated with variable rate debt as disclosed in notes 7 and 9.

19.  SEGMENTED INFORMATION

     The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world (note 18(b)). Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

       =======================================================================================================================
                                                                       PRODUCTION    PROPRIETARY
       1997                                                             SERVICES     PROGRAMMING      OTHER         TOTAL
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                             $  3,039      $ 17,412      $  3,133      $ 23,584
       Gross profits                                                            591         2,541         1,395         4,527
       Total assets                                                           1,172        14,440         2,898        18,510


       1998
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                             $  4,178      $ 27,945       $   334      $ 32,457
       Gross profits                                                          1,075         3,727           419         5,221
       Total assets                                                           1,203        37,791         3,193        42,187


       1999
       -----------------------------------------------------------------------------------------------------------------------
       Revenue                                                             $  3,765      $ 47,298       $   484     $  51,547
       Gross profits                                                          1,220         6,972           154         8,346
       Total assets                                                           1,597        45,628         1,638        48,863
       -----------------------------------------------------------------------------------------------------------------------

     Gross profits are comprised of revenue less amortization of television programming and other costs of production and sales.

     In 1998 and 1999 revenues from other business were mainly attributable to the rental of production assets. In 1997 revenues from other business also included rental of production assets, along with educational software and video sales of approximately $3 million and gross profit of $591,272.

20.  RELATED PARTY TRANSACTIONS

     Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

        ======================================================================================================================
                                                                                           YEARS ENDED AUGUST 31,
                                                                                   1997             1998            1999

        ----------------------------------------------------------------------------------------------------------------------
        Production fees paid to an officer of the Company                           $   725         $  1,285          $ 1,956
        Consulting fees paid to companies owned by officers and
             Directors of the Company                                               $    58          $   120           $   70
        ----------------------------------------------------------------------------------------------------------------------

     At August 31, 1998 debt includes $200,000 in convertible debentures due to directors of the Company.

21.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

22.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects with accounting principles generally accepted in the United States (US GAAP"). Material differences to these consolidated financial statements are as follows:

     (a)      EARNINGS (LOSS) PER SHARE:

         Under US GAAP, shares that are contingently returnable to treasury are excluded from the weighted average number of shares outstanding for purposes of the calculation of basic earnings (loss) per share for all periods prior to the period in which the contingency is resolved and the shares are released from escrow. They would be included in diluted earnings (loss) per share prior to release under certain limited circumstances. In addition, under US GAAP the weighted average number of shares used in the calculation of diluted earnings (loss) per share would be calculated by the treasury stock method whereby it is assumed that proceeds received by the Company from the exercise of dilutive securities are used to repurchase outstanding shares in the market.

         The effect of these items would be to reduce the weighted average number of shares outstanding to as follows:


         =====================================================================================================================
         YEAR ENDED AUGUST 31,                                                                   BASIC            DILUTED
         ---------------------------------------------------------------------------------------------------------------------
                  1997                                                                           1,510,580          1,510,580
                  1998                                                                           2,303,988          2,303,988
                  1999                                                                           2,935,202          2,954,319
         ---------------------------------------------------------------------------------------------------------------------

     (b)      APPLICATION OF US GAAP:

      (i) As discussed in note 6, effective September 1, 1996, the Company issued 350,000 performance shares on the acquisition of Peace Arch Productions Inc. In the year ended August 31, 1998, and prior to the release of 200,000 shares from escrow, the holder of the performance shares transferred, within escrow, 160,000 performance shares to three officers of the Company. The 160,000 shares were transferred subject to the terms and conditions of the escrow agreement for their initial value of $0.10 per share. In the year ended August 31, 1999, the balance of the performance shares were recorded as described in note 6.

              On transfer, for US GAAP purposes, the excess of the market value over the transfer price is charged against income as compensation expense.

      (ii) As described in note 13(b), for Canadian accounting purposes, the Company has recognized a partial gain on the sale of real estate. For US GAAP purposes, no gain is recognized in the current year due to the existence of the note receivable. Under US GAAP, this transaction would be accounted for using the finance method.

         The effect of these differences on net earnings (loss) and earnings
         (loss) per share (calculated by reference to the weighted average number of shares outstanding) under US GAAP would be as follows:

           ===================================================================================================================
                                                                                           YEARS ENDED AUGUST 31,
                                                                                    1997            1998             1999
           -------------------------------------------------------------------------------------------------------------------
           Net earnings (loss), Canadian GAAP                                       $ (1,212)        $  1,758       $  1,853
           Compensatory value of transferred shares                                        -           (1,224)             -
           Gain on sale of asset, net of income tax                                        -                -           (187)
           -------------------------------------------------------------------------------------------------------------------
           Net earnings (loss), US GAAP                                             $ (1,212)        $    534       $  1,666
           -------------------------------------------------------------------------------------------------------------------
           Net earnings (loss) per share, US GAAP:
           basic and diluted                                                        $  (0.80)        $   0.23       $   0.56
           -------------------------------------------------------------------------------------------------------------------

         Under US GAAP, total assets would be $51,330,499 and shareholders' equity would be $25,550,299. There would be no difference from total assets or shareholder's equity calculated under Canadian GAAP in 1998 and 1997.

       (c)  STOCK-BASED COMPENSATIONS

         As described in Note 12(b), the Company has granted stock options to certain directors and employees. These options are granted for services provided to the Company. For US GAAP purposes, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), requires that an enterprise recognize or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS

         123 to continue to measure compensation cost on the intrinsic value basis set out in APB Opinion No. 25. As options are granted at exercise prices based on the market value of the Company's share at the date of grant, no adjustment for compensation expense is required.

         Under SFAS 123, where a company chooses to continue to apply APB Opinion No. 25 in its basic financial statements supplementary pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to an option-pricing model that takes into account the stock price of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option.

         The calculations applied have assumed that the expected life of all options granted equals 60% of the maximum term based on actual experience, no dividends will be paid, and expected average volatility and risk free interest rates as follows:


          ====================================================================================================================
                                                                                             YEARS ENDED AUGUST 31,
                                                                                      1997             1998            1999
          --------------------------------------------------------------------------------------------------------------------
          Volatility %                                                                    25              22               43
          Risk free interest rate %                                                     5.46            5.11             4.86
          --------------------------------------------------------------------------------------------------------------------

         Unaudited pro forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

           ===================================================================================================================
                                                                                          YEARS ENDED AUGUST 31,
                                                                                   1997               1998            1999
          --------------------------------------------------------------------------------------------------------------------
           Earnings (loss), US GAAP                                                $ (1,212)        $  534          $ 1,666
           Stock compensation expense                                                  (331)          (490)            (403)
          --------------------------------------------------------------------------------------------------------------------

           Pro forma earnings (loss), US GAAP                                      $ (1,543)        $   44          $ 1,263
           ===================================================================================================================

          Pro forma basic earnings (loss) per share, US GAAP                       $  (1.02)        $ 0.02          $  0.43
          ====================================================================================================================

       (d)  PROVISION AGAINST LIMITED PARTNERSHIP INTEREST

         Under US GAAP, the provision against Limited Partnership interest would be included in the earnings (loss) from operations.

       (e)  SUPPLEMENTARY INFORMATION - ALLOWANCE FOR DOUBTFUL ACCOUNTS:

         Accounts receivable is disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

          ====================================================================================================================
                                                                                          YEARS ENDED AUGUST 31,
                                                                                  1997              1998            1999
          --------------------------------------------------------------------------------------------------------------------
          Balance, beginning of period                                              $   31          $  169           $  316
          Charges to expenses:
                    Expensed                                                           138             147               37
                    Recovered/written-off                                                -               -              (49)
          --------------------------------------------------------------------------------------------------------------------
          Balance, end of period                                                    $  169          $  316           $  304
          ====================================================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Peace Arch Entertainment Group Inc.
                                            -----------------------------------
                                                      (Registrant)

Date   December 21, 1999                 By  /s/ JULIET JONES
       -------------------------------      -----------------------------------
                                                      (Signature)*
                                             Juliet Jones, CFO
--------------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.